SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Yunhong International

(Name of Issuer)

Class A Ordinary Share, $0.001 par value

(Title of Class of Securities)

G98882 106

(CUSIP Number)

Patrick Orlando

Chief Executive Officer

4 – 19/F, 126 Zhong Bei,

Wuchang District, Wuhan, China

Telephone: +86 131 4555 5555

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98882 106

1	Names of Reporting Person. LF International Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,975,500 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,975,500 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,975,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%
14	Type of Reporting Person OO

(1)	Includes (i) 1,725,000 of the Issuer’s Class B ordinary shares, $0.001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File Nos. 333-232432 and 333-236403) and (ii) 250,500 of the Issuer’s Class A Ordinary Shares underlying units (each unit consisting of one Class A Ordinary Share, one half of one warrant to purchase one Class A Ordinary Share and one right to receive one-tenth of one Class A Ordinary Share), acquired pursuant to a Unit Subscription Agreement by and between LF International Pte. Ltd. and the Issuer. Yubao Li is the managing member of LF International Pte. Ltd. (“Sponsor”).

CUSIP No. G98882 106

1	Names of Reporting Person. Yubao Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,975,500 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,975,500 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,975,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%
14	Type of Reporting Person IN

(1)	Includes (i) 1,725,000 of the Issuer’s Class B ordinary shares, $0.001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File Nos. 333-232432 and 333-236403) and (ii) 250,500 of the Issuer’s Class A Ordinary Shares underlying units (each unit consisting of one Class A Ordinary Share, one half of one warrant to purchase one Class A Ordinary Share and one right to receive one-tenth of one Class A Ordinary Share), acquired pursuant to a Unit Subscription Agreement by and between LF International Pte. Ltd. and the Issuer. Yubao Li, the Chairman of the Issuer, is the managing member of LF International Pte. Ltd. (“Sponsor”) with voting and investment discretion of the securities held by the Sponsor and accordingly may deemed to have beneficial ownership of securities reported herein. Mr. Li disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of LF International Pte. Ltd., a Republic of Singapore company (the “Sponsor”) and Yubao Li (the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A ordinary share, $0.001 par value (“Class A Ordinary Shares”)

Issuer:	Yunhong International (the “Issuer”)

4 – 19/F, 126 Zhong Bei,

Wuchang District, Wuhan, China

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 22.1% of all classes of issued and outstanding shares of the Issuer (8,944,500) based on the number of Class A Ordinary Shares and Class B Ordinary Shares, $0.001 par value (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) outstanding as of February 28, 2020; and

(ii)	Yubao Li, the Chairman of the Issuer, is the managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 4 – 19/F, 126 Zhong Bei, Wuchang District, Wuhan, China.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Yubao Li is the Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Republic of Singapore company. Yubao Li is a citizen of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for Ordinary Shares currently beneficially owned by the Reporting Persons was $2,530,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on May 22, 2019, 1,437,000 Class B Ordinary Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated May 22, 2019, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On February 10, 2020, the Issuer effected a 1.2 for 1 dividend for its Class B Ordinary Shares, resulting in the Sponsor holding an aggregate of 1,725,000 Class B Ordinary Shares (up to 225,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised).

On February 18, 2020, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 232,500 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to an Unit Subscription Agreement, dated February 12, 2020, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share, one half of one redeemable warrant, each whole warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated February 12, 2020), and one right. On February 24, 2020, in connection with the full exercise of the underwriters’ over-allotment option, the Sponsor purchased an additional 18,000 Placement Units at $10.00 per Placement Unit pursuant to the Unit Subscription Agreement (the “Subscription Agreement”) and no Founder Shares were subject to forfeiture.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons has agreed (A) to vote any Founder Shares and Class A Ordinary Shares owned by it in favor of any proposed business combination; (B) not to redeem any Founder Shares and Class A Ordinary Shares owned by it in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to the Issuer’s amended and restated memorandum and articles of association; and (C) not to redeem any Founder Shares or the Class A Ordinary Shares included in the Private Placement Units in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 18 months from the completion of its initial public offering (or up to 21 months from the closing of the IPO if the Issuer extends the period of time to consummate a business combination by the full amount of time). The Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Share beneficially owned by the Reporting Persons (on the basis of a total of 8,944,500 Ordinary Share, including 7,219,500 Class A Ordinary Share and 1,725,000 Class B Ordinary Share, outstanding as of February 28, 2020:

LF International Pte. Ltd.
a)		Amount beneficially owned: 1,975,500	Percentage: 22.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,975,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,975,500
	iv.	Shared power to dispose or to direct the disposition of:	0

Yubao Li
a)		Amount beneficially owned: 1,975,500	Percentage: 22.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,975,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,975,500

Yubao Li, the Issuer’s Chairman, is the managing member of the Sponsor and have voting and investment discretion with respect to the Ordinary Shares held by the Sponsor. As such, they may be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Mr. Li disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on May 22, 2019, 1,437,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 187,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. On February 10, 2020, the Issuer effected a 1.2 for 1 dividend for its Class B Ordinary Shares, resulting in the Sponsor holding an aggregate of 1,725,000 Class B Ordinary Shares (up to 225,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On February 24, 2020, in connection with the full exercise of the underwriters’ over-allotment option, no Founder Shares were subject to forfeiture.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 28, 2019 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On February 18, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 232,500 Placement Units pursuant to the Subscription Agreement. On February 24, 2020, the underwriters exercised the over-allotment option in full and the Sponsor purchased an additional 18,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 18, 2020 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On February 12, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any Class A Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s amended and restated memorandum and articles of association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the initial public offering (or up to 21 months from the closing of the IPO if the Issuer extends the period of time to consummate a business combination by the full amount of time), unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s amended and restated memorandum and articles of association and (D) that the Founder Shares and any Class A Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 18, 2020 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On February 12, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on February 18, 2020 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated May 22, 2019, between the Issuer and LF International Pte. Ltd. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 28, 2019).

Exhibit 10.2	Unit Subscription Agreement, dated February 12, 2020, by and between the Issuer and Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 12, 2020).

Exhibit 10.3	Letter Agreement, dated February 12, 2020, by and among the Issuer, its officers and directors and Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 12, 2020).

Exhibit 10.4	Registration Rights Agreement, dated February 12, 2020, by and among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 12, 2020).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2020	LF INTERNATIONAL PTE. LTD.

	By:	/s/ Yubao Li
Name: Yubao Li
Title: Managing Member

Date: February 28, 2020	/s/ Yubao Li
Yubao Li